UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2023

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

9 rue André Dumont

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad Oncology SA

On December 20, 2023, Celyad Oncology SA (the “Company”) issued a press release announcing that in accordance with Article 14 of the Belgian Law of 2 May 2007 regarding the publication of major shareholdings in issuers whose securities are admitted to trading on a regulated market (the “Transparency Law”), it received a notification of transparency dated December 19, 2023 indicating that CFIP CLYD (UK) Limited, an affiliate of Fortress Investment Group LLC, has crossed the statutory threshold of 55%. CFIP CLYD (UK) Limited holds 29,358,654 voting rights, representing 58.37 % of the Company’s voting rights.

A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1 is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-248464) and S-8 (File No. 333- 220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on December 20, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: December 21, 2023	By:	/s/ Michel Lussier
Mel Management represented by Michel Lussier
Chief Executive Officer ad interim